

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2013

<u>Via E-mail</u>
Mr. Andy Halford
Chief Financial Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN, England

> **Re: Vodafone Group Public Limited Company**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **File No. 001-10086**
> **Filed June 7, 2013**

Dear Mr. Halford:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

Cc: Ms. Rosemary Martin, Esq.
       General Counsel